UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing of the Infraco Colombia transaction	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated July 17, 2021 regarding the agreement reached between Colombia Telecomunicaciones S.A. ESP BIC (“Telefónica Colombia”) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (“InfraCo”) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by InfraCo to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services; Telefónica informs that, once the corresponding authorizations from the regulatory authorities have been obtained and after the fulfillment of certain agreed conditions, the transaction has been completed.

Telefónica Colombia has received, as consideration, 0.2 billion dollars and 40% of the shares of a Spanish company controlled by KKR (“HoldCo”), the sole shareholder of InfraCo. The transaction values HoldCo at 0.5 billion dollars (approximately 0.4 billion euros at the current exchange rate), which represents an implied multiple of approximately 20x OIBDA proforma.

This transaction is part of the Telefónica Group's active portfolio management policy based on a strategy of value creation, improving return on capital.

Madrid, January 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 12, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors